CONSENT

I hereby consent to the inclusion of the summary of my actuarial calculations  of Blue Square's various employee benefits as described under the caption “Summary of Significant Accounting Policies” (note 2s) in the consolidated financial statements of Blue Square-Israel Ltd. contained in this Report on Form 6-K of Blue Square-Israel Ltd., submitted to the Securities and Exchange Commission, and to the incorporation by reference of such summary in the previously filed Registration Statement on Form S-8 (No. 333-149175) of Blue Square-Israel Ltd.

Tel Aviv, Israel
May 16, 2010	/s/ Ernst & Young (Israel)
Ernst & Young (Israel)